December 29, 2014

Via EDGAR (Correspondence)

Mr. John Reynolds Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Re:	Chemical and Mining Company of Chile Inc. Form 20-F for the Fiscal Year Ended December 31, 2013 Filed on April 28, 2014 (File No. 033-65728)

Dear Mr. Reynolds:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 21, 2014 related to the annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”) filed by Chemical and Mining Company of Chile Inc. (the “Company”).

The Company’s responses to the Staff’s comments are set forth below. References to the “Company”, “we”, “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires. All references in the Company’s response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2013

Reserves page 56

Comment 1:

1. We note your disclosure on page 56 of Note (2) and Note (7) in regards to your reserve table footnotes. Please help us understand these two statements by telling us if this is duplicative disclosure or, if not, explaining the difference in these two notes.

Response 1:

On page 56 of the Form 20-F, we have provided the following Note (2) and Note (7):

(2) Probable reserves can be expressed as proven reserves using a conversion factor. On average, this conversion factor is higher than 60%. This factor depends on geological conditions and caliche ore continuity, which vary from mine to mine. The difference between the probable reserve amounts and the converted probable reserve amounts is the result of the lower degree of certainty pertaining to probable reserves compared with proven reserves.

Securities and Exchange Commission	-2-	December 29, 2014

(7) To increase and ensure the quality of the probable reserve, an average geological factor greater than 60% is considered allowing projecting this reserve to a minable category.

We believe these two notes are not duplicative as Note (2) provides a conversion factor so that one can theoretically project probable reserves to proven reserves; however, these are not actual proven reserves. Note (7) provides a conversion factor so that, once probable reserves have been projected to proven reserves, the proven reserves can be converted to exploitable reserves.

Therefore, Notes (2) and (7) both refer to the same base of probable reserves, but they describe different projections. In future filings on Form 20-F we will provide clarification of this point.

Comment 2:

2. Additionally, tell us the circumstances in which your probable reserves are converted to proven reserves using the conversion factor of 60%. For example, explain to us when this conversion is used and tell us if the proven reserves reported as of December 31, 2013 are determined with this conversion factor.

Response 2:

The conversion factors provided are in no case used as an actual means of conversion and are only used as a means of projection and future planning.

Converting a probable reserve to a proven reserve results from the reclassification of the mineralized volumes after conducting programs of reverse circulation infill drill programs at increasingly dense drill hole spacings: initial spacings are on a 100 meter by 100 meter drill grid and then infilled to a 50 meter by 50 meter drill grid, which ensures the continuity and quality of the reserves being reported.

In future filings on Form 20-F we will provide clarification of this point.

Comment 3:

3. We note your disclosure regarding your dilution factors on page 57 of your filing. Additionally we note your statement that probable reserves are comprised of inferred resources. Please help us understand this statement by clarifying the circumstances under which inferred resources may qualify geologically as a probable reserve. In your response, if necessary, quantify the percentage of inferred resources in your probable reserve.

Securities and Exchange Commission	-3-	December 29, 2014

Response 3:

Page 57 of the Form 20-F currently states: “The Probable reserves are comprised of Inferred resources; these become Probable reserves without any correction factor or projection.”

The text should instead state: “The Probable reserves are composed of Indicated Mineral Resources; these convert to Probable Reserves without any correction factor or projection.”

We will provide the revised language set forth above in our future filings on Form 20-F.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call Gerardo Illanes at +56 2 24252022, or e-mail him at gerardo.illanes@sqm.com.

Very truly yours,

/s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer & Business Development Senior Vice President

cc:	J. Allen Miller, Esq. (Chadbourne & Parke LLP)